SportsEdTV Inc.



ANNUAL REPORT

7900 40th Ave W.

Bradenton, FL 34209

0

https://sportsedtv.com/

This Annual Report is dated May 2, 2022.

BUSINESS

SportsEdTV exists to help athletes, coaches and parents LEARN, WIN and CELEBRATE.

As one of the only multi-sports educational media companies, we provide the 3 things every athlete needs to IMPROVE:

Helpful coaching advice from world-class experts

Supportive community members, including other athletes, coaches, parents and friends

A global directory of places to train, whether near home or when traveling.

Our FREE video and blog content is available to anyone in the world with an internet connection. SportsEdTV videos feature advice from world-class coaches and athletes - many of whom are or have coached world champions.

Our global online community - MYSportsEdTV - is a place where athletes, parents and coaches can interact, connect, chat, share content and find new friends. Community members also enjoy special, member-only features that make the sports improvement journey easier and more fulfilling.

Our SportsEdTV DISCOVER directory and DISCOVER video content library allow visitors and members to find coaches who can help them develop new skills in a one-to-one experience, and find facilities where they can practice and play at or away from home.

SportsEdTV, Inc. was initially organized as Techne Sports Network, LLC dba SportsEdTV, a Florida limited liability company on August 17, 2017, and converted to a Florida corporation on January 6, 2020.

Previous Offerings

Name: Series A-1 Preferred
Type of security sold: Equity
Final amount sold: $4,526,533.00
Number of Securities Sold: 4,068,109
Use of proceeds: Content Development and Marketing
Date: October 13, 2020
Offering exemption relied upon: Rule 701

Name: Series A-2 Preferred
Type of security sold: Equity
Final amount sold: $2,285,222.37
Number of Securities Sold: 1,098,785
Use of proceeds: Marketing and Operations
Date: December 23, 2021
Offering exemption relied upon: Rule 701

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 8,228,619
Use of proceeds: Founder's Shares. No money raised.
Date: July 13, 2021
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Comparing the years ended 31 December 2020 and 2021

Revenue

To date, the company has focused on growing its brand, developing its video content, and its number of unique users. As a result, revenue for these years has been minimal in nature and derived primarily from advertising revenue.

Cost of Goods Sold

The company increased its cost of goods sold from $894,569 in 2020 to $1,270,830 in 2021. The increase in 2021 was due to a complete year versus a partial year of Full time employees and part-time contractors in Filming, Editing, Content Marketing and Sports Director roles to grow the video content and social media content for these sports. Additionally there was less content capitalized in 2021 compared to 2020 leaving more costs in cost of goods sold for the year.

Expenses

Expenses increased from $988,772 in 2020 to $1,291,616. This was driven primarily by increases in sales team costs, advertising and marketing costs to draw more users to the site and promote the brand. Additionally, there was a modest increase in General and Administrative costs over that period.

Net Loss

The Net Loss for the company grew from $1,877,049 in 2020 to $2,523,894 in 2021. This was due to the investment in content production labor and in selling and marketing the brand of the company. Additionally $298,925 additional content costs were capitalized in 2020 versus 2021.

Historical results and cash flows:

The historical results and cash flows of the company are representative of what should be expected for the short-term future over the next six to twelve months of the company. The exception to this is the expectation that the recent focus on creating commercial arrangements with sports, nutrition and other brands, is leading to the start of a growing revenue trend in 2022 with recent new contracts signed with brands.

Nonetheless, it is expected that the company will raise additional equity funds as needed during this revenue ramp-up period to ensure that the brand will continue to grow and expand.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $45,990.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Note Holders
Amount Owed: $0

Interest Rate: 6.0%
Maturity Date: December 31, 2022
The Debt automatically converted into equity upon receipt of $1M in equity financing, which occurred on December 23, 2021. A total of $1,135,722 ($1,073,000 principal and $62,722 accrued interest) converted at a share price of $1.82 into 624,632 Series A-2 Preferred shares.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Victor Bergonzoli

Victor Bergonzoli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer
Dates of Service: June 01, 2020 - Present
Responsibilities: General operations, leadership and management of the company. Victor currently receives a salary of $250,000 and owns 5% of the company.

Other business experience in the past three years:

Employer: Dartfish
Title: CEO & Co-Founder
Dates of Service: December 01, 2000 - May 31, 2020
Responsibilities: Lead the company

Other business experience in the past three years:

Employer: International Sports Technology Association
Title: Co-Founder and Board Member
Dates of Service: January 01, 2016 - Present
Responsibilities: Board Member and setting strategy and direction

Name: Robert Mazzucchelli

Robert Mazzucchelli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman & Chief Marketing Officer
Dates of Service: August 01, 2017 - Present
Responsibilities: Lead the Board of Directors and lead the marketing and sales of the company. Robert earns a salary of $216,000 and has a trust which owns 20% of the company

Other business experience in the past three years:

Employer: SHAKE All
Title: Advisor
Dates of Service: May 01, 2019 - Present
Responsibilities: Assist with strategy when requested

Other business experience in the past three years:

Employer: Cleanyst
Title: Advisor
Dates of Service: April 01, 2017 - Present
Responsibilities: Assist with strategy or introductions as requested

Name: Ciaran Dwyer

Ciaran Dwyer's current primary role is as President of Good Tree, Inc. and spends 10-20 hours per week working with the issuer.

Positions and offices currently held with the issuer:

Position: Contract Chief Financial Officer
Dates of Service: August 01, 2017 - Present
Responsibilities: Manage the finances of the company. He is currently paid a part time monthly contract fee of $5,000 and owns 5% of the company

Other business experience in the past three years:

Employer: Good Tree Inc.
Title: President
Dates of Service: 2021 - Present
Responsibilities: Provide business executive consulting to companies in the areas of sports, education and technology.

Employer: Inspiration Academy
Title: Director
Dates of Service: February 01, 2014 - Present
Responsibilities: Oversee the finances

Employer: Elexr
Title: Director
Dates of Service: 2021 - Present
Responsibilities: Oversee the finances

Name: David Lebow

David Lebow's current primary role is with Draft Kings. David Lebow currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: November 29, 2019 - Present
Responsibilities: Provide compliance, oversight and strategic assistance to shareholders and executive management of the company

Other business experience in the past three years:

Employer: Draft Kings
Title: Chief of Staff to the CEO
Dates of Service: November 01, 2017 - Present
Responsibilities: Oversee the team and strategy of the company

Other business experience in the past three years:

Employer: Townsquare Media
Title: Member of Board
Dates of Service: July 01, 2010 - Present
Responsibilities: Oversight, strategy and compliance

Other business experience in the past three years:

Employer: Tru Optik
Title: Advisor to the board
Dates of Service: January 01, 2019 - November 01, 2020
Responsibilities: Assist with strategy and introductions as requested

Name: Steven Roberts

Steven Roberts's current primary role is with Sony Interactive Entertainment. Steven Roberts currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: November 29, 2017 - Present
Responsibilities: Provide compliance, oversight and strategic assistance to shareholders and executive management of the company

Other business experience in the past three years:

Employer: Sony Interactive Entertainment
Title: Global Vice President, esports & Competitive Gaming
Dates of Service: August 01, 2017 - Present
Responsibilities: Manage esports & competitive gaming for Sony

Name: Rick Foker

Rick Foker's current primary role is with Investors. Rick Foker currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: April 29, 2020 - Present
Responsibilities: Provide compliance, oversight and strategic assistance to shareholders and executive management of the company

Position: Chief Legal Officer
Dates of Service: April 29, 2020 - Present
Responsibilities: Oversee the legal needs to the company

Name: Inderpal Bhandari

Inderpal Bhandari's current primary role is with IBM. Inderpal Bhandari currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: December 11, 2020 - Present
Responsibilities: Provide compliance, oversight and strategic assistance to shareholders and executive management of the company

Other business experience in the past three years:

Employer: IBM
Title: Global Chief Data Officer
Dates of Service: December 01, 2015 - Present
Responsibilities: Oversee IBMs data strategy on a global scale

Other business experience in the past three years:

Employer: Swoop
Title: Member of Board of Directors
Dates of Service: September 01, 2017 - November 01, 2020
Responsibilities: Oversight, strategy and compliance

Name: Reneé Brown

Reneé Brown's current primary role is with Renee Brown Inc.. Reneé Brown currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: May 21, 2021 - Present
Responsibilities: Provide compliance, oversight and strategic assistance to shareholders and executive management of the company

Other business experience in the past three years:

Employer: Renee Brown Inc.
Title: Principal
Dates of Service: July 01, 2016 - Present
Responsibilities: Provides subject matter expertise, in the communication and alignment of multicultural strategy. Partners with leaders to share strategies and best practices to drive corporate cultural transformation. Leads partnership outreach initiatives to identify, and retain diverse talent. Supports negotiations and collective bargaining agreements along with supporting contractual training and development initiatives. Promotes public speaking engagements to broaden the awareness to critical aspects of team building, leadership, and inclusion areas of focus.

Name: Kevin Conroy

Kevin Conroy's current primary role is as the founder and CEO of Conroy Media and he currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: December 21, 2021 - Present
Responsibilities: Provide compliance, oversight and strategic assistance to shareholders and executive management of the company

Other business experience in the past three years:

Employer: Conroy Media
Title: CEO
Dates of Service: 2018 - Present
Responsibilities: Serve on the board of directors and as a trusted advisor and/or investor for an array of organizations in various industries, from small, private startups to successful public companies

Employer: 4D Factory
Title: President
Dates of Service: 2019 - Present
Responsibilities: The 4D Factory is a private equity holding company investing in the technology-driven evolution of the media landscape - platforms, content and applications - for both enterprise and consumer markets

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: CHJE Trust (John Eagleton 100%)
Amount and nature of Beneficial ownership: 2,700,000
Percent of class: 18.57

Title of class: Common Stock
Stockholder Name: RJM 1 Trust (Robert Mazzucchelli 100%)
Amount and nature of Beneficial ownership: 2,700,000
Percent of class: 18.57

RELATED PARTY TRANSACTIONS

Name of Entity: Ciaran Dwyer
Relationship to Company: Director
Nature / amount of interest in the transaction: Invoices outstanding of $15,000 for consulting work completed in 2020.
Material Terms: This is not subject to any interest rate. In late 2021, this amount was converted into Series A-2 shares in the Company.

OUR SECURITIES

Common Stock

The amount of security authorized is 16,737,898 with a total of 8,770,619 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings). There shall be no cumulative voting.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of Common Stock shares outstanding, 8,770,619 shares, includes 8,228,619 shares of Common Stock and 542,000 shares of unissued options as part of an approved stock option plan.

Series A Preferred Stock

The amount of security authorized is 5,455,723 with a total of 5,455,723 outstanding.

Voting Rights

Each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis

Material Rights

The total number of Series A Preferred shares outstanding, 5,455,723 shares, includes 4,068,109 shares of Series A Preferred Stock and 1,387,614 shares to be issued pursuant to outstanding warrants.

Preference Shareholders have the following rights:

Dividend Preference

Liquidation Preference

Weighted Average anti-dilution rights

Right of first refusal and co-sale rights

Registration rights

Preemptive rights

* For further information concerning this class of security's other material rights, please refer to the Company's Second Amended & Restated Articles of Incorporation attached as Exhibit F.

Series A-2 Preferred Stock

The amount of security authorized is 1,833,947 with a total of 1,098,785 outstanding.

Voting Rights

Each holder of outstanding shares of Series A-2 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A-2 Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series A-2 Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Material Rights

Preference Shareholders have the following rights:

Dividend Preference

Liquidation Preference

Weighted Average anti-dilution rights

Right of first refusal and co-sale rights

Registration rights

Preemptive rights

The Series A-2 Preferred stock has liquidation preference rights ahead of the Series A-1 Preferred Stock.

* For further information concerning this class of security's other material rights, please refer to the Company's Second Amended & Restated Articles of Incorporation attached as Exhibit F.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our service, that people think it's a better option than a competing service, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We may compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique sports instruction media company that caters to a select market, we do compete against other non-sports recreational activities. Our business growth depends on the market interest in the Company and in sports in general over other activities.

We are an early stage company and have not yet generated any profits

SportsEdTV Inc. and it's related website was launched in 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with newer enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SportsEdTV has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that online sports instruction is a good idea, that the team will be able to successfully market, and sell the product or service to brands, that we can price them right and sell subscriptions to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including advertising, social media, search engine optimization, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our subscribers that utilize our platform. Further, any significant disruption in service on SportsEdTV or in its computer systems could reduce the attractiveness of the platform and result in a loss of subscribers and brands interested in our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on SportsEdTV could harm our reputation and materially negatively impact our financial condition and business.

Reliance on Social Media and Search Engine Optimization companies

The company currently relies on a combination of Social Media presence, Social media advertising and Search Engine rankings to drive both paid and organic (unpaid) traffic to the site. As such the company is dependent on Social Media companies and on Search Engine companies and the market within which they operate. Changes to the algorithms or regulations or the market within which these sites operate, may have a negative impact on the company's ability to cost effectively attract new and return users to the site. Additionally, reduced access to these sites and to users on the Social Media sites, may reduce the company's ability to sell Commercial partnerships with large brands that wish to gain access to the company's users.

Changes to App Store rules and costs

While the company has plans to add an app to the Apple and Android app stores, changes to the regulations or costs associated with these stores may negatively impact the company and it's ability to grow and retain users. The existence of only two primary app stores servicing the majority of the worlds population may result in increased risk for the company.

Growing a Global user base across multiple jurisdictions, cultures and languages

The success of the company is dependent on building a global brand with users spread across all continents, across many different countries, legal jurisdictions, cultures and languages. It is possible that changes in laws in countries, a lack of culturally relevant content or an inability to access cost effective language translation services will prevent the company from growing its user base as widely as necessary to be successful.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

SportsEdTV Inc.

By   /s/ *Victor Bergonzoli*

     Name: <u>SportsEdTV Inc.</u>

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

SportsEdTV, Inc.
Profit and Loss
January - December 2021

		Total
Income		
Sales - Online Advertising		11,385.55
Sponsorship Income		27,166.66
Total Income	$	**38,552.21**
Cost of Goods Sold		
COGS - Content Production Labor		1,222,668.41
Total COGS - Video Filming	$	48,161.11
Total Cost of Goods Sold	$	**1,270,829.52**
Gross Profit	-$	**1,232,277.31**
Expenses		
Advertising		356,310.33
Bank Charges & Fees		1,557.50
Digital Marketing		224,546.00
Hosting & Bandwidth		47,274.47
Legal & Professional Services		285,257.91
Overhead		44,235.53
Rent & Lease		51,365.00
Salaries and Wages		269,223.44
Travel		11,846.29
Total Expenses	$	**1,291,616.47**
Net Operating Income	-$	**2,523,893.78**
Other Income		
Interest Earned		35.97
Total Other Income	$	**35.97**
Other Expenses		
Amortization		132,883.91
Depreciation		49,541.61
Interest Payable		61,925.60
Total Other Expenses	$	**244,351.12**
Net Other Income	-$	**244,315.15**
Net Income	-$	**2,768,208.93**

SportsEdTV, Inc.
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	**45,990**
Accounts Receivable	**7,375**
Other Current Assets	
Loans Receivable	36,000
Other Current Assets	12,080
Prepaid Expenses	43,772
Total Other Current Assets	91,852
Total Current Assets	145,216
Fixed Assets	
Accumulated Depreciation	(197,160)
Fixed Asset Computers	26,246
Fixed Asset Furniture	12,562
Fixed Asset Software	182,209
Total Fixed Assets	23,857
Other Assets	
Intangible Assets	
Accumulated Amortization of Other Assets	(198,098)
Video Content	860,318
Total Intangible Assets	662,220
Total Other Assets	662,220
TOTAL ASSETS	831,294
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	6,484
Accrued Expenses	81,259
Total Current Liabilities	87,743
Long-Term Liabilities	
Total Long-Term Liabilities	-
Total Liabilities	87,743
Equity	
Additional Paid-in Capital	6,823,102
Retained Earnings	(3,311,342)
Net Income	(2,768,209)
Total Equity	743,551
TOTAL LIABILITIES AND EQUITY	831,294

CERTIFICATION

I, Victor Bergonzoli, Principal Executive Officer of SportsEdTV Inc., hereby certify that the financial statements of SportsEdTV Inc. included in this Report are true and complete in all material respects.

Victor Bergonzoli

Chief Executive Officer